June 27, 2025

Board of Directors
Parks! America, Inc.
1300 Oak Grove Road
Pine Mountain, GA 31822

Dear Members of the Board,

This letter is to officially inform you that I am resigning from my position as a Member of the Board of Directors, Secretary of the Company, and Head of Investor Relations and Corporate Strategy, effective June 27, 2025.

As I move on to the next chapter of my life, I would like to thank the Board of Directors, who have worked tirelessly over the past year to build a new foundation for the company. I specifically want to recognize Andrew Kuhn, who has been willing to do whatever it takes for the company to succeed. Lastly, I would like to express my sincere gratitude to Geoff Gannon, who took a chance on me at the ripe age of 26. To bring me on as a Board Member, to appoint me as an executive, and to entrust me with some of the most critical aspects of the turnaround; for this, I will be forever grateful.

It has been an incredible honor and privilege to serve the shareholders of Parks! America. I am confident that the groundwork we laid this past year will produce benefits for many years to come.

Sincerely,

Ralph Molina